Exhibit 21.1

Subsidiaries of Prosperity Bancshares, Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Prosperity Holdings of Delaware, LLC	Delaware

Prosperity Bank®	Texas

Prosperity Statutory Trust II	Connecticut

Paradigm Capital Trust II	Delaware

Prosperity Statutory Trust III	Connecticut

Prosperity Statutory Trust IV	Connecticut

Prosperity Interim Corporation	Texas

MainCorp Leasing Co.	Texas

First Capital (TX) Statutory Trust I	Connecticut

First Capital (TX) Statutory Trust II	Connecticut